

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 15, 2009

Via Fax & U.S. Mail

Mr. Larry Hannappel
Principal Financial Officer
Century Casinos, Inc.
2860 South Circle Drive, Suite 350
Colorado Springs, Colorado 80906

     Re: **Century Casinos, Inc.**
             Form 10-K for the year ended December 31, 2008
             File No. 000-22290

Dear Mr. Hannappel:

       We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors, page 14

1. We note your disclosure in the first paragraph that "The risks described below are not the only ones facing us." In future filings, please remove this language as it suggests known material risks have not been disclosed.

Signatures, page 60

2. We note that your principal financial officer and principal accounting officer or controller have not signed the report in the second signature block. Please revise to include their signatures, signing on behalf of the registrant in their individual capacities. See Signatures on Form 10-K and General Instruction D(2)(a) to Form 10-K.

Consolidated Financial Statements
Note 2 – Significant Accounting Policies
Operating Segment, page F-14

3. We note that you began aggregating all of your operations in to one reportable segment in 2007. However, based on your 2008 results of operations, as summarized in the tables on page 33, it now appears the economic characteristics of your Colorado casinos are significantly different than those of your casino in Canada. Accordingly, it is unclear whether or not you continue to meet the aggregation criteria set forth in paragraph 17 of SFAS 131. Please revise or advise.

Note 5 – Equity Investment in Unconsolidated Subsidiary, page F-23

4. We note you acquired a 33.3% interest in Casinos Poland Ltd (CPL) during 2007. We also note CPL owns and operates seven full casinos and one slot casino, and CPL's net operating revenue of $57.4 million for 2008 was greater than your consolidated net operating revenue of $53.0 million for that same year. Based on your most recent annual financial statements, which have been retrospectively adjusted to give effect to discontinued operations, it appears that audited financial statements of CPL may be required to be included in your filing pursuant to Rule 3-09 of Regulation S-X. However, if CPL was a significant equity method investee for 2007, but not 2008, only CPL's 2007 financial statements are required to be audited. The 2008 financial statements may be unaudited. If you believe financial statements for CPL are not required to be included in your filing, please provide us with your computations under Rule 3-09 of Regulation S-X for all periods presented.

Schedule 14A

Roles in Establishing Compensation, page 15

5. We note your reliance, in part, on a November 2006 trade publication when establishing executive compensation. In future filings, please disclose the name of this publication and greater detail on the extent to which you rely on it, including the

degree to which the Compensation Committee considered the 47 profiled gaming companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief